SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Peoples Bancorp
(Name of Issuer)

Peoples Bancorp
(Name of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

709909105
(CUSIP Number of Class of Securities)

Claudia V. Swhier
Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204
(317) 231-7231
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$2,872,357	$88.19

*Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $16.75 by (B) the total number of shares of common stock owned by all such shareholders of record immediately prior to the reverse stock split.

**Determined pursuant to Rule 0-11(b)(1) as $2,872,357 multiplied by .0000307.

☐  Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

Peoples Bancorp, an Indiana corporation (the “Company”) is proposing that the Company’s shareholders adopt amendments to the Company’s Articles of Incorporation that will result in a reverse/forward stock split transaction.  If the split transaction is completed our registered shareholders who hold only fractional shares after giving effect to the 1-for-760 reverse stock split will receive a payment of $16.75 per share for each pre-split share.  If the split transaction is completed, registered shareholders with fewer than 760 shares prior to the reverse stock split will have no interest in the Company and will become entitled only to a cash payment for their shares.  The Company expects to pay approximately $2,872,357 to its shareholders in the aggregate in the reverse stock split.  After the Company completes the reverse stock split and identifies those shareholders entitled to payment for their pre-split shares, it will complete a forward stock split in which each share of common stock will be converted into 760 shares of common stock post-split.  As a result, registered shareholders who hold 760 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction.  The effect of the split transaction will be to reduce the number of shareholders of record to less than 300, which will allow the Company to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by the Company pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock of the Company will be given notice of the annual meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the annual meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.  Summary Term Sheet.  (Reg. M-A 1001)

The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPLIT TRANSACTION AND THE ANNUAL MEETING” is hereby incorporated herein by reference.

ITEM 2.  Subject Company Information.  (Reg. M-A 1002)

(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET--The Company and Peoples Federal” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “ABOUT THE ANNUAL MEETING--Record Date; Voting Power” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF PEOPLES BANCORP COMMON STOCK AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF PEOPLES BANCORP COMMON STOCK AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.  (Reg. M-A 1003(a) through (c))

(a)-(c)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET--The Company and Peoples Federal” is hereby incorporated herein by reference.

The (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, of each of the directors of the Company is incorporated by reference to “PROPOSAL 2 -- ELECTION OF DIRECTORS OF THE COMPANY--Directors” in the proxy statement. Each such person is a United States citizen. Unless otherwise noted, the principal address of each person identified in that section of the proxy statement is 212 West Seventh Street, Auburn, Indiana 46706-1723.

The principal business addresses of the businesses for which such directors have worked during the last 5 years, other than those directors employed by Peoples Federal Savings Bank of DeKalb County (“Peoples Federal”), are as follows:

Director	Business Address of Employer

Erica D. Dekko	751 E. North Kendallville, Indiana 46755

Bruce S. Holwerda	2207 N. Main Street Auburn, Indiana 46706

Stephen R. Olson	59924 U.S. 131 South P.O. Box 326 Three Rivers, Michigan 49093

John C. Thrapp	116 W. Mitchell Street Kendallville, Indiana 46755

Douglas D. Marsh	131 W. Ensley Avenue Auburn, Indiana 46706

Information concerning the executive officers of the Company who are not listed in the table above is as follows:

Name	Position held with Peoples Federal and the Company
G. Richard Gatton	Chairman of the Board
Maurice F. Winkler, III	President and Chief Executive Officer
Cheryl L. Taylor	Secretary
Steven H. Caryer	Vice President and Chief Financial Officer
Jeffrey H. Gatton	Senior Vice President and Chief Operating Officer
Jeffrey L. Grate	Vice President of Lending Operations

The business experience of the executive officers is set forth below.

Mr. G. Richard Gatton served as President, Chief Executive Officer of Three Rivers Financial Corporation, and in December 1990 became a director of First Savings Bank (“First Savings”), a subsidiary of the Company that merged into Peoples Federal on October 1, 2007.  Upon the merger of Three Rivers Financial Corporation into the Company, Mr. Gatton became a director of the Company and retained his position as President and Chief Executive Officer of First Savings.  On March 1, 2006, he retired as President and Chief Executive Officer of First Savings, and as a director of First Savings.  Mr. Gatton was elected Chairman of the Board of the Company, and Chairman of the Board and director of Peoples Federal and of Peoples Financial Services, Inc. (“Peoples Financial”), a wholly-owned subsidiary of Peoples Federal, on February 1, 2007.  Prior to joining First Savings, Mr. Gatton served as President of the Bank of Three Oaks, Michigan and President and CEO of First National Bank of Wabash, Indiana.  Mr. Gatton has been involved in the banking industry since 1966.  He is the father of Jeffrey H. Gatton, former President of First Savings and now Senior Vice President and Chief Operating Officer of Peoples Federal.

Mr. Winkler was appointed to the Board of Directors of Peoples Federal and the Company in June 1993. Mr. Winkler joined Peoples Federal in 1979.  From 1981 to 1985, he served as Peoples Federal’s Controller and in December 1985 became Vice President-Operations.  Mr. Winkler assumed the duties of President and Chief Executive Officer of the Company, Peoples Federal, and Peoples Financial effective October 1, 1996.  Mr. Winkler also serves as a director of Peoples Financial.

Ms. Taylor joined Peoples Federal in April 1986.  She has served in various capacities for Peoples Federal and was promoted to insurance agent for Peoples Financial in November 1991.  In August of 2000, Ms. Taylor was promoted to Corporate Secretary for the Company and in October 2000 was promoted to Vice President and Secretary of Peoples Financial.

Mr. Caryer became Vice President and Chief Financial Officer of the Company and Peoples Federal in September, 2006.  Previously, Mr. Caryer was employed for nine years by First Defiance Financial Corp. as Senior Vice President and Controller.  Prior to that, he was with Hicksville Building Loan and Savings in a similar capacity.

Mr. Jeffrey Gatton had over eleven years banking experience when he joined First Savings in October 1997 as Vice President and Manager of the Indiana Division.  He was promoted to Executive Vice President and Chief Operations Officer in late 2000.  In March 2006, Mr. Gatton was promoted to President of First Savings.  Upon the merger of Peoples Federal and First Savings on October 1, 2007, Mr. Gatton was appointed Senior Vice President and Chief Operating Officer of Peoples Federal.  Mr. Gatton is the son of G. Richard Gatton, the Chairman of the Board of the Company and Peoples Federal.

Mr. Grate joined Peoples Federal in July 1988 as a loan officer and a collection officer.  In July 1997, he was promoted to Vice President of Retail Lending.  He came to Peoples Federal with over two years of banking experience.

Each of such executive officers is a United States citizen.  Their principal address is 212 West Seventh Street, Auburn, Indiana 46706-1723.

Neither the Company nor, to our knowledge, any of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.    Terms of the Transaction.  (Reg. M-A 1004(a) and (c) through (f))

(a)
The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Overview of the Split Transaction,” “--Background of the Split Transaction,” “--Reasons for the Split Transaction,” “--Fairness of the Split Transaction,” “--Effects of the Split Transaction on Affiliates,” “--Determination of Fairness of Split Transaction By Affiliates,” “--Board Recommendation,” “--Effects of the Split Transaction on the Company,” “--Federal Income Tax Consequences,” “--Accounting Treatment” and “ABOUT THE ANNUAL MEETING--Vote Required for Approval” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Fairness of the Split Transaction,” “--Structure of the

Split Transaction,” and “--Effects of the Split Transaction on Affiliates” is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Appraisal Rights and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Fairness of the Split Transaction: Procedural Fairness” is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 5.    Past Contacts, Transaction, Negotiations and Agreements. (Reg. M-A 1005(a) through (c) and (e))

(a)	The information set forth in the proxy statement under the caption “TRANSACTIONS WITH CERTAIN RELATED PERSONS” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)
The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Background of the Split Transaction” is hereby incorporated herein by reference.

(e)
Certain of the directors and executive officers hold stock options for shares of the Company’s common stock.  Information concerning these stock options is incorporated by reference to “PROPOSAL 2 -- ELECTION OF DIRECTORS OF THE COMPANY--Voting Securities and Principal Holders Thereof” in the proxy statement.

ITEM 6.    Purposes of the Transaction and Plans or Proposals. (Reg. M-A 1006(b) and (c)(1)-(8))

(b)	The fractional shares acquired in the reverse stock split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c)
(1)-(8) The information set forth in the proxy statement under the captions “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Background of the Split Transaction” and “--Effects of the Split Transaction on the Company” is hereby incorporated herein by reference.

ITEM 7.    Purposes, Alternatives, Reasons and Effects.  (Reg. M-A 1013)

(a)-(c)
The information set forth in the proxy statement under the captions “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Background of the Split Transaction,” “--Reasons for the Split Transaction,” “--Fairness of the Split Transaction,” “--Board Recommendation” and “--Structure of the Split Transaction” is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Effects of the Split Transaction on the Company,” “--Fairness of the Split Transaction,” “--Effects of the Split Transaction on

Affiliates,” and “--Federal Income Tax Consequences” is hereby incorporated herein by reference.  The Split Transaction will have no effect on Peoples Federal.

ITEM 8.     Fairness of the Transaction.  (Reg. M-A 1014)

(a)-(b)
The information set forth in the proxy statement under the captions “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Background of the Split Transaction,” “--Reasons for the Split Transaction,” “--Fairness of the Split Transaction,” “--Board Recommendation,” “--Determination of Fairness of Split Transaction By Affiliates” and “--Fairness Opinion of Financial Advisor” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Background of the Split Transaction” and “--Fairness of the Split Transaction” is hereby incorporated herein by reference.

(d)-(f)
The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Background of the Split Transaction” is hereby incorporated herein by reference.

ITEM 9.     Reports, Opinions, Appraisals and Negotiations.  (Reg. M-A 1015)

(a)-(c)
The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Fairness Opinion of Financial Advisor” is hereby incorporated herein by reference.

Appendix B to the proxy statement is hereby incorporated in its entirety herein by reference.

ITEM 10.     Source and Amount of Funds or Other Consideration. (Reg. M-A 1007)

(a)
The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Financing of the Split Transaction” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11.    Interest in Securities of the Subject Company.  (Reg. M-A 1008)

(a)
The information set forth in the proxy statement under the caption “PROPOSAL 2 -- ELECTION OF DIRECTORS OF THE COMPANY--Voting Securities and Principal Holders Thereof” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.

ITEM 12.     The Solicitation or Recommendation.  (Reg. M-A 1012(d) and (e))

(d)	The information set forth in the proxy statement under the caption “ABOUT THE ANNUAL MEETING--Vote Required for Approval,” is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the caption “PROPOSAL 1 -- THE SPLIT TRANSACTION -- SPECIAL FACTORS--Determination of Fairness of Split Transaction By Affiliates” is hereby incorporated herein by reference.

ITEM 13.     Financial Statements.  (Reg. M-A 1010(a) and (b))

(a)
The information set forth in the proxy statement under the captions “SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA” and “OTHER MATTERS--Information Incorporated by Reference” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA” is hereby incorporated herein by reference.

ITEM 14.     Persons/Assets, Retained, Employed, Compensated or Used. (Reg. M-A 1009)

(a)-(b)	The information set forth in the proxy statement under the caption “ABOUT THE ANNUAL MEETING--Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

ITEM 15.     Additional Information.  (Reg. M-A 1011(b))

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.     Exhibits.  (Reg. M-A 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Fairness Opinion provided by Commerce Street Capital, LLC dated February ___, 2008.**

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

---------------

*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on December 28, 2007.

**Incorporated by reference to Appendix B of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2007

PEOPLES BANCORP

By:	/s/ M. F. Winkler III
Maurice F. Winkler, III
President and Chief Executive Officer

Exhibit Index

(a)	Preliminary Proxy Statement, together with the proxy card.*
(b)	Not applicable.
(c)	Fairness Opinion provided by Commerce Street Capital, LLC dated February ___, 2008.**
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
---------------
*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on December 28, 2007.
**Incorporated by reference to Appendix B of Exhibit (a).